UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Filing #2

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month ended	Commission File Number
April 2007	000-52126

DYNASTY GAMING INC.
(Translation of registrant's name into English)

759 Square Victoria, Suite 300, Montreal, Quebec, Canada H2Y 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Dynasty Gaming Inc.

Form 6-K

On April 18, 2007, Dynasty Gaming Inc. (the “Company”) issued its audited consolidated financial statements for the fiscal year ended December 31, 2006. These materials are attached hereto as Exhibit 99.1 and are incorporated herein in their entirety by reference.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit
Number	Description of Exhibit

99.1	Dynasty Gaming Inc.’s Consolidated Financial Statements as at December 31, 2006 and 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNASTY GAMING INC.

Date: April 20, 2007	By:	/s/ Mark Billings
Mark Billings Chief Financial Officer